John V. Murphy
Chairman, President and                                       OppenheimerFunds Logo
Chief Executive Officer                                                Two World Trade Center, 34th Floor                                                                       New York, NY 10048-0203
                                                                       800.525.7048
                                                                       www.oppenheimerfunds.com

                                                                       July 20, 2001

Dear Oppenheimer Trinity Growth Fund Shareholder,

One of the things we are proud of at OppenheimerFunds, Inc. is our commitment to searching for new investment opportunities for shareholders of our funds.  I am writing to you today to tell you about one of those opportunities--a positive change that has been proposed for Oppenheimer Trinity Growth Fund.

After careful consideration, the Board of Trustees has determined that it would be in the best interest of shareholders of Trinity Growth Fund to reorganize into another Oppenheimer fund, Oppenheimer Large Cap
Growth Fund.  A shareholder meeting has been scheduled on September 14, 2001, and all Trinity Growth Fund shareholders of record on June 13, 2001 are being asked to vote either in person or by proxy on the proposed reorganization.  You will find a notice of the meeting, a ballot card, a proxy statement detailing the proposal, a Large Cap Growth Fund prospectus and a postage-paid return envelope enclosed for your use.

Why does the Board of Directors recommend this change?

Trinity Growth Fund and Large Cap Growth Fund have similar objectives and investments, and are currently managed by the same portfolio managers using the same quantitative approach as discussed in the enclosed proxy statement.  In addition, the consolidation of the two funds is expected to result in greater economies of scale. By merging with Large Cap Growth Fund, former shareholders of Trinity Growth Fund may benefit from a lower expense ratio as costs are spread among a larger asset base.

How do you vote?

Your vote is important. To cast your vote, simply mark, sign and date the enclosed proxy ballot and return it in the postage-paid envelope today. You also may vote by telephone using the toll-free number on the proxy ballot.  Using a touch-tone telephone to cast your vote saves you time and helps reduce the Fund's expenses.  If you vote by telephone, you do not need to mail the proxy ballot.

Remember, it can be costly for the Fund--and ultimately for you as a shareholder--to remail ballots if not enough responses are received to conduct the meeting. If your vote is not received before the scheduled meeting, you may receive a telephone call asking you to vote.

If you have any questions about the proposal, please feel free to contact your financial advisor, or call us at 1-800-525-7048.  As always, we appreciate your confidence in OppenheimerFunds and look forward to serving you for many years to come.
                                                              Sincerely,

                                                              JVM's signature
Enclosures
XP0341.002.0501